UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

Commission file number 1-8022

CSX CORPORATION 401(K) PLAN

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
Jacksonville, Florida 32202
Telephone (904) 359-3200

CSX CORPORATION 401(K) PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2016 AND 2015
AND FOR THE YEAR ENDED DECEMBER 31, 2016

CSX CORPORATION 401(K) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the CSX Corporation 401(k) Plan
and the Audit Committee of CSX Corporation

We have audited the accompanying statements of net assets available for benefits of the CSX Corporation 401(k) Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CSX Corporation 401(k) Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the CSX Corporation 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Certified Public Accountants

Jacksonville, Florida
June 21, 2017

CSX CORPORATION 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	December 31
	2016	2015
ASSETS
Investments
Investment in Master Trust (Note 3)	$1,149,785	$1,035,792
Receivables
Member contributions	2,816	2,771
Employer contributions	1,043	1,043
Notes receivable from participants	19,845	19,429
Total Assets	1,173,489	1,059,035

LIABILITIES
Accrued expenses	302	317
Total Liabilities	302	317

Net Assets Available for Benefits	$1,173,187	$1,058,718

See accompanying Notes to Financial Statements

CSX CORPORATION 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2016
(Dollars in thousands)

Additions
Net gain from investment in Master Trust (Note 3)	$154,145
Member contributions	34,560
Employer contributions	12,677
Interest on notes receivable from participants	913
Transfers to the Plan	877
Total Additions	203,172

Deductions
Distributions to members	$80,678
Transfers from the Plan	7,308
Fees and expenses	717
Total Deductions	88,703

Net Increase	114,469

Net Assets Available for Benefits at Beginning of Year	1,058,718

Net Assets Available for Benefits at End of Year	$1,173,187

See accompanying Notes to Financial Statements

CSX CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan

The following description of the CSX Corporation 401(k) Plan (“the Plan”) provides only general information. Members should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all salaried employees and certain non-union hourly employees of CSX Corporation (“CSX” or “Plan Sponsor”) and adopting affiliated companies (collectively, “the Company”). A portion of the Plan has been established as an Employee Stock Ownership Plan (“ESOP”) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (“the Code”), as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in these securities.

Contributions: Members, as defined in the Plan Document, may contribute from 1% to 50% (in 1% multiples) of eligible compensation, as defined by the Plan Document, on a pre-tax or Roth basis up to the current Code limit. Members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Subject to certain limitations, members may rollover distributions from another qualified plan or an individual retirement account (“Rollover Account”). Members may change contribution rates daily.

The Company contributes amounts equal to 100% of the first 1% of a member’s eligible contributions to the Plan as matching contributions. For the next 2% up to 6% of a member’s eligible contributions to the Plan, the Company contributes amounts equal to 50% as matching contributions. Therefore, the total potential employer matching contribution is 3.5%. Additional amounts may be contributed at the option of the Company’s Board of Directors or under the delegation of authority granted by the Board to the appropriate Company officers.

Diversification: Members may generally direct the investment of contributions on a daily basis among a choice of investment options offered under the Plan.

Reallocations: CSX does not permit members to repurchase shares of a previously sold fund through investment fund activity for 30 calendar days after the transaction. Members may, however, transfer funds to the Stable Value Fund investment option at any time without restriction.

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings and is charged with the member’s disbursements and an allocation of administrative expenses. If made, profit sharing contributions are in proportion to each member’s base compensation paid by the Company. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each fund in which the member’s accounts are invested on each valuation date. Record-keeping expense allocations are charged equally to each member's account. All other administrative expense allocations are made on the basis of assets in the individual’s account.

Plan to Plan Transfers: When members change employment status between contract positions and management positions within the Plan Sponsor, the member can no longer participate in the former plan. Accordingly, automatic transfers are initiated on a member's behalf if their account balance is not voluntarily transferred from the ineligible plan to the eligible plan within the Master Savings Trust.

CSX CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan, continued

Vesting: Members are 100% vested in their accounts.

Loans: Certain members may borrow from their accounts an amount equal to the lesser of fifty thousand dollars in the aggregate (reduced by the highest outstanding balance during the one year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence, in which case the term is 25 years. Loans are secured by the balance in the member’s account. The loan interest rates are calculated using the prime rate in the Wall Street Journal as of the first business day of the current month in which the loan originates plus 1%. The interest rate in effect when a member applies for the loan will remain in effect for the term of the loan. It will not change even though the interest rate applicable to new loans may change. Principal and interest are paid ratably through payroll deductions.

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

Payment of Benefits: Upon termination of service, a member may receive a lump sum amount equal to the value of his or her account. Upon disability or retirement, a member may elect to receive a lump sum or monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his or her beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member’s account balance that is greater than one thousand dollars but less than five thousand dollars as of his or her date of termination shall be rolled over into an individual retirement account at Millennium Trust Company unless the member makes an alternate distribution request within 180 days after the month end of his or her date of termination. A terminated member's account balance that is less than one thousand dollars as of his or her date of termination shall automatically receive an immediate lump-sum distribution unless the member makes an alternate distribution request.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan assets as the Plan Sponsor directs. All of the administrative expenses of the Plan during 2016 were paid from Plan assets.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, members would remain 100% vested in their accounts.

NOTE 2.                      Summary of Significant Accounting Policies

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. All dollar amounts are reported in thousands.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

CSX CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2.                      Summary of Significant Accounting Policies, continued

Investments: The CSX Corporation Master Retirement Savings Plan Trust ("Master Trust") holds all investments of this Plan and the CSX Corporation Capital Builder Plan, a similar plan for certain union employees. For further details, see Note 3, Investment in Master Trust.

Notes Receivable from Participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements: In February 2017, the FASB issued ASU 2017-06 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting.” This update primarily impacts the reporting by benefit plans for its interest in a master trust. This update requires all benefit plans to present its interest in separate line items in the statements of net assets available for benefits and in the statement of changes in net assets available for benefits. It also requires a plan to disclose (1) their master trust’s investments and other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. This update is effective for Plan year 2019, with retrospective application to all periods presented. This update permits early adoption. Since this update only affects the presentation of investments in the master trust, adoption will not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

NOTE 3.                      Investment in Master Trust

     All investments of the Master Trust are held by The Northern Trust Company ("Trustee"), the Trustee of the Master Trust. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment fund options. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CSX CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

Summarized financial information of the Master Trust is presented below:

	December 31,	Plan's	December 31,	Plan's
(Dollars in Thousands)	2016	Interest(a)	2015	Interest(a)
Investments, at fair value:
CSX Stock Fund
CSX Common Stock	$797,101		$652,956
Northern Trust Collective Short-term Investment Fund	4,652		4,236
Total CSX Stock Fund	801,753	37%	657,192	38%
Mutual Funds
Vanguard Institutional Index Instl Plus	237,128	57%	213,530	56%
Vanguard Wellington Fund	169,428	59%	155,838	58%
Total Mutual Funds	406,556		369,368
Common Collective Trusts
T. Rowe Price Retirement 2005 Active Trust	427	34%	262	46%
T. Rowe Price Retirement 2010 Active Trust	2,491	63%	1,957	77%
T. Rowe Price Retirement 2015 Active Trust	5,810	59%	6,444	60%
T. Rowe Price Retirement 2020 Active Trust	18,484	62%	15,829	58%
T. Rowe Price Retirement 2025 Active Trust	18,393	65%	14,529	66%
T. Rowe Price Retirement 2030 Active Trust	20,452	57%	15,903	58%
T. Rowe Price Retirement 2035 Active Trust	22,300	53%	18,297	51%
T. Rowe Price Retirement 2040 Active Trust	22,297	54%	18,474	55%
T. Rowe Price Retirement 2045 Active Trust	21,934	50%	17,992	49%
T. Rowe Price Retirement 2050 Active Trust	16,415	44%	13,078	43%
T. Rowe Price Retirement 2055 Active Trust	8,298	49%	6,844	49%
T. Rowe Price Retirement 2060 Active Trust	483	45%	—	—%
T. Rowe Price Retirement Income Active Trust	3,357	71%	3,218	75%
Total Common Collective Trusts	161,141		132,827
Small Cap Value Fund
Common stock	57,549		48,703
Northern Trust Collective Short-term Investment Fund	2,570		2,381
Total Small Cap Value Fund	60,119	68%	51,084	70%
Large Cap Value Fund
Common stock	91,383		81,793
Northern Trust Collective Short-term Investment Fund	2,958		1,541
Total Large Cap Value Fund	94,341	73%	83,334	74%
Large Cap Growth Fund
Common stock	89,358		87,174
Northern Trust Collective Short-term Investment Fund	710		709
Total Large Cap Growth Fund	90,068	65%	87,883	66%
International Equity Fund
Vontobel Collective International Equity Fund	45,891		48,231
Morgan Stanley Pooled International Equity Trust	45,065		47,200
Northern Trust Collective Short-term Investment Fund	2,805		2,025
Total International Equity Fund	93,761	54%	97,456	55%
Bond Fund
Loomis Core Bond Collective Trust	8,088		—
Total Bond Fund	8,088	57%	—	—%
Total assets available for benefits, at fair value	1,715,827		1,479,144

Investments, at contract value:
Stable Value Fund	438,994	70%	414,001	71%
Total assets available for benefits, at contract value	438,994		414,001

Total assets available for benefits in the Master Trust	$2,154,821		$1,893,145
Plan’s investment in the Master Trust’s assets	$1,149,785	53%	$1,035,792	55%

(a) Represents the Plan's percentage participation in each individual fund held by the Master Trust.

CSX CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

 NOTE 3.                      Investment in Master Trust, continued

The Master Trust has investments with Vontobel, T. Rowe Price, Loomis, Morgan Stanley, and Northern Trust, listed above, that do not have readily determinable fair values and are considered investment companies. The Fair Value Measurements Topic in the Accounting Standards Codification ("ASC") requires the Plan to disclose the significant investment strategies of such investments. See additional fair value disclosures in Note 8.

The Vontobel Collective International Equity Fund seeks to achieve the highest total returns through the effect of compounded earnings and stock price returns by identifying high-quality companies that can grow earnings faster than the market on a sustainable basis. The fund invests in securities of a combination of large-cap, mid-cap and small-cap stocks with market capitalizations generally greater than $500 million when they are available at reasonable prices. The fund invests primarily in common stocks or other equity securities of international companies with a market price below the estimate of their fundamental value. There are currently no redemption restrictions on this investment.

The T. Rowe Price Retirement Active Trusts seek to provide the highest total return over time consistent with an emphasis on both capital growth and income. They pursue these objectives by investing primarily in a diversified portfolio of other T Rowe Price common trust funds that represent various asset classes and sectors. The allocations between stock and bond trusts will change over time in relation to each fund's target retirement date, except for the Retirement Income Active Fund, which will maintain a constant neutral allocation of approximately 40% stock trusts and 60% bond trusts. There are currently no redemption restrictions on this investment.

The investment objective of the Morgan Stanley Pooled International Equity Trust is to invest in a diversified portfolio of international equity securities for capital growth. This fund uses a portfolio of international stocks and foreign currencies to achieve its investment objective. Portfolio adjustments may also be made to ensure adequate geographic and industrial diversification. There are currently no redemption restrictions on this investment.

The investment objective of the Northern Trust Collective Short-term Investment Fund is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This fund uses a portfolio of high-grade money market instruments with short maturities to achieve its investment objective. There are currently no redemption restrictions on this investment.

The Loomis Core Bond Collective Trust seeks to provide high total investment return through a combination of current income and capital appreciation. This fund uses a portfolio of corporate and other investment-grade U.S. fixed-income securities with short maturities to achieve its investment objective. There are currently no redemption restrictions on this investment.

Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for 2016 was as follows:

Net gain from investments in Master Trust:	$304,028
Interest, dividend, and other income	40,168
Investment gain for the Master Trust	$344,196

Plan's investment gain in the Master Trust	$154,145

Plan's percentage of investment gain for the Master Trust	45%

CSX CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4.                      Fully Benefit-Responsive Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“GICs”) as part of the Stable Value Fund investment option. Synthetic GICs are investment contracts that allow participants to earn fixed income for a specified period of time. These synthetic GICs are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan and are reported at contract value. A corresponding contract wrapper with the issuer provides a fixed rate of return on the underlying investments. A contract wrapper is a contractual agreement with a third party that regulates the return on investment. The agreement provides for the third party to compensate the Plan if the book value drops below a certain threshold and vice versa.

The crediting interest rate for the synthetic GIC is based on a mutually agreed upon formula that resets on a quarterly basis depending on the portfolio yield, market value and duration along with the book value of the contract. The minimum crediting rate is 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan Document, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. CSX does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses. The synthetic GIC issuers can only terminate the contract under very limited circumstances such as CSX or the investment fund managers breaching any of their obligations under the agreement. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the members.

NOTE 5.                      Related Party Transactions

During 2016, the Master Trust received cash dividends from investments in CSX common stock of $17,158. The Plan’s share of these dividends was $6,474.

The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During 2016, the Master Trust earned interest of $76 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net gain from investment in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

NOTE 6.                      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated May 1, 2013, stating that the Plan is qualified as written under Section 401(a) of the Internal Revenue Code ("the Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated for a name change and other minor amendments. On January 20, 2017, pursuant to the 5-year cycle for re-submissions, the Plan was re-submitted to the IRS for a new determination letter. Final approval from the IRS is still pending and expected in mid to late 2017. The Plan is also required to operate in conformity with the Code and its terms to maintain its qualified status. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and its terms and, therefore, believes that the Plan remains qualified and the related trust is tax-exempt.

CSX CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6.                      Income Tax Status, continued

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7.                      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8.                      Fair Value Measurements

The Financial Instruments Topic in the ASC requires disclosures about fair value of financial instruments. Also, the Fair Value Measurements and Disclosures Topic in the ASC clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Plan's investments. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

•	Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets

•	Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)

•	Level 3 – significant unobservable inputs (including the Plan’s own assumptions in determining the fair value of investments)

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Plan assets measured at fair value:

CSX CORPORATION 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

 NOTE 8.                      Fair Value Measurements, continued

Investments in the fair value hierarchy

•	Common stock (Level 1): Valued at the quoted market closing price reported on the active market on which the individual securities are traded on the last day of the Plan year.

•	Mutual funds (Level 1): Valued at the net asset value of shares held by the Master Trust at year end based on quoted market prices determined in an active market.

Investments measured at net asset value

•
Pooled separate accounts and common collective trust funds: This class consists of private funds that invest in government and corporate securities and various short-term debt instruments and are measured at net asset value practical expedient to estimate the fair value of the investments. The net asset value of the investments is determined by reference to the fair value of the underlying securities, which are valued primarily through the use of directly or indirectly observable inputs. There are currently no redemption restrictions on these investments. In accordance with ASC 820, Fair Value Measurement, investments that are measured at net asset value per share (or its equivalent) are not classified in the fair value hierarchy. The fair value amounts presented in the tables below are intended to permit reconciliation of the fair value hierarchy to the assets disclosed in Note 3, Investment in Master Trust.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2016:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$1,035,391	$—	$—	$1,035,391
Mutual funds - U.S	406,556	—	—	406,556
Total investments in the fair value hierarchy	$1,441,947	$—	$—	$1,441,947

Common collective trust funds
measured at net asset value	n/a	n/a	n/a	273,880

Total assets at fair value	$1,441,947	$—	$—	$1,715,827

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2015:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$870,625	$—	$—	$870,625
Mutual funds - U.S	369,368	—	—	369,368
Total investments in the fair value hierarchy	$1,239,993	$—	$—	$1,239,993

Common collective trust funds
measured at net asset value	n/a	n/a	n/a	239,151

Total assets at fair value	$1,239,993	$—	$—	$1,479,144

Supplemental Schedule

CSX CORPORATION 401(K) PLAN

EIN: 62-1051971 Plan Number: 003

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Members	Loans with interest rates of 4% to 9.5%, maturing through 2041	$19,844,646

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included, because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSX CORPORATION 401(K) PLAN

By: /s/ Michelle Mullen

Michelle Mullen, Plan Administrator
Assistant Vice President Compensation & Benefits CSX Corporation
Date: June 21, 2017

AS OF DECEMBER 31, 2016 AND 2015
AND FOR THE YEAR ENDED DECEMBER 31, 2016

23	Consent of Independent Registered Public Accounting Firm	I-1